UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 17, 2002

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant’s name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On December 9, 2002, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) the material fact announcing that Minera Escondida Limitada, customer of our subsidiary Norgener SA., has submitted an arbitral claim against it. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

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• Material Fact	1

G.G. 209/2002	Santiago, December 10th, 2002.

Rol S.V.S. Nº 4272

MATERIAL FACT

SIR
ALVARO CLARKE DE LA CERDA
SUPERINTENDENCE OF SECURITIES AND STOCKS

Through the hereby letter we inform the Superintendence that Minera Escondida Limitada, customer of our subsidiary Norgener SA., has submitted an arbitral claim against it. Said claim mainly requests the annulment of certain clauses included in the existing supply contracts subscribed by the parties, as well as the cancellation of those same contracts.

The aforementioned claim was notified on December 9th, 2002

Norgener and Minera Escondida Limitada have subscribed two supply agreements that are currently in force. The first one was signed on June 30th 1999 and includes a supply for 62MW, while the other one was signed on November 20th, 1994 and it considers a 110 MW supply.

Yours faithfully

Felipe Cerón Cerón
Chief Executive Officer
AES Gener S.A.

cc:	Santiago Stock Exchange
electronic Stock Exchange of Chile
Banco de Chile, Representative of the Convertible bond holders
Fitch Chile Clasificadora de Riesgo Ltda.
Feller Rate Clasificadora de Riesgo Ltda.
Risk Rating Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By:

Francisco Castro Chief Financial Officer